SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release: Optibase Ltd. Executes Agreement to Acquire Media 100 Inc. Assets; Optibase Provides Media 100 $1 Million DIP Loan to Fund Operations until Deal Is Closed.

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: March 22, 2004

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FOR IMMEDIATE RELEASE

OPTIBASE LTD. EXECUTES AGREEMENT
TO ACQUIRE MEDIA 100 INC. ASSETS

Optibase Provides Media 100 $1 Million DIP Loan to Fund Operations until Deal Is Closed

HERZLIYA, Israel and MARLBORO, MA (March 22, 2004) –Optibase Ltd. (NASDAQ: OBAS), a leader in digital video encoding and streaming solutions, and Media 100 Inc. (OTCBB: MDEAE.OB) announcedtoday that they have executed a definitive loan agreement to provide up to $1 million of secured debtor-in-possession (DIP) financing, and an asset purchase agreement which, subject to court approval, calls for Optibase to buy substantially all the assets of Media 100 for $2.5 million (less the amount of any funding advanced).

In accordance with its previously announced plan to facilitate the transaction, Media 100 has filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in United States Bankruptcy Court for the District of Massachusetts (the “Court”). The sale will be subject to various conditions, including approval by the Court in the Chapter 11 case. Optibase and Media 100 have requested that the Court, upon expedited hearing, enter an order setting forth sale procedures, including notice and overbid provisions which would be applicable to the transaction.

“Following approval by the Court, Optibase intends to keep Media 100 activity intact as a unit in Optibase in order to continue the development, sales, and support of the Media 100 products,” said Tom Wyler, Chief Executive Officer and Chairman of the Board of Optibase. “We strongly believe in the capabilities of the Media 100 team of employees and their vision for 844/X and Media 100 HD, and believe that with our financial strength the Media 100 line of products will be able to realize their potential.”

“The Optibase deal gives Media 100 strong financial support during the Chapter 11 proceeding in order to drive the market penetration of 844/X Version 3 and the debut release of Media 100 HD,” said John Molinari, President and Chief Executive Officer of Media 100. “We believe that with our substantial, five-year technology investment, Optibase will acquire products that will be cutting edge and allow for strong competition in the market.”

(more)

The acquisition is subject to a number of contingencies, including approval by the Court. In the event the transaction is not completed, Media 100 may be required to cease operations.
For more information on Optibase Ltd. please visit www.optibase.com.
For more information on Media 100 Inc. please visit www.media100.com.

Optibase Forward Looking Statements
This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. Optibase does not undertake any obligation to update forward-looking statements made herein.

Media 100 Forward Looking Statements
This press release includes “forward-looking statements.” All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. For detailed information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Media 100‘s filings with the Securities and Exchange Commission, including the most recent Quarterly Report on Form 10-Q. Media 100 does not undertake any obligation to update forward-looking statements made herein.

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com

About Media 100
Media 100 develops award-winning advanced media systems for content design, enabling creative professionals to design highly evocative effects-intensive work on a personal computer. Creative artists and content design teams around the world use Media 100‘s Emmy Award-winning solutions. The Company is headquartered in Marlboro, Massachusetts. For more information, please visit www.media100.com.

For further information Please contact:

Optibase, Ltd
Yael Paz, Director of Corporate Communications
011-972-9-9709-255 / 011-972-9-9709-171
yaelp@optibase.com / sharonam@optibase.com

KCSA Public Relations Worldwide
Jeff Corbin / Lee Roth
(212) 896-1214/ (212) 896-1209
jcorbin@kcsa.co / lroth@kcsa.com

Media 100
450 Donald Lynch Boulevard
Marlboro, MA
01752-4748 USA
Tel (508) 460-1600
Fax (508) 481-8627

Investor Relations Contact:
Steve Shea, Media 100 Inc.
(508) 263-5200
sshea@media100.com